UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

12 January 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate, London, EC2M 4AA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-284008) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NatWest Group plc

12 January 2026

NatWest Group plc

Directorate Changes

NatWest Group plc ('NWG') announces that Yasmin Jetha, non-executive director, will retire from the NWG Board on 31 March 2026.

In addition, NWG announces the appointment of Albert Hitchcock as an independent non-executive director with effect from 16 February 2026.

Rick Haythornthwaite, Chair of NWG, said:

"I would like to thank Yasmin for her outstanding contribution to the Board and its committees since her appointment in 2017. She has been a highly valued director and colleague and she leaves with our very best wishes for the future.

I’m delighted to welcome Albert to the NWG Board. Albert brings over 30 years’ expertise across technology, cyber and AI which are key areas of focus for the Board and the wider bank. His financial services and technology experience will be a valuable asset to the Board."

Albert is a former non-executive director of Nationwide Building Society and Pureprofile and former Chief Operating Officer and Chief Technology Officer at Pearson. Prior to joining Pearson, he held senior roles at Vodafone Group and Nortel Networks.

There are no further matters requiring disclosure under Listing Rule 6.4.8R.

For further information contact:

NatWest Group Investor Relations:

Claire Kane

Director of Investor Relations

+44 (0) 20 7672 1758

NatWest Group Media Relations:

+44 (0) 131 523 4205

LEI: 2138005O9XJIJN4JPN90

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Albert Hitchcock Biography

Albert Hitchcock CEng FIET

Albert Hitchcock is a highly experienced executive, non-executive director and portfolio advisor.

Albert spent a 35-year career in the technology industry and originally worked for BAE Systems and Racal Electronics, in a variety of engineering and product development roles. In 1993 he joined the Canadian telecommunications equipment provider Nortel Networks as a senior engineer and was subsequently promoted through the organisation to become Global CIO in 2002. In January 2007 after 14 years at Nortel Albert joined Vodafone and was appointed into the role of Vodafone Group Chief Information Officer.

Albert joined Pearson, the international publishing conglomerate in 2014. He led the ‘digital change’ at Pearson from a traditional print-based publisher to the global leader in digital learning.

Between December 2018 and September 2025, Albert was a non-executive director of Nationwide Building Society.

Since leaving Pearson in 2022, Albert has established a portfolio career and now advises the executive teams of Hitachi, Syniti and several technology startups.

Albert is a Fellow of the Institute of Engineering and Technology and a Chartered Engineer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date: 12 January 2026	By: /s/ Mark Stevens
Name: Mark Stevens
Title: Assistant Secretary

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